Mail Stop 4561

March 25, 2008

Mel F. Wesley
Vice President and Chief Financial Officer
Opnet Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000

> **Re:** **Opnet Technologies, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 11, 2007**
> **File No. 000-30931**

Dear Mr. Wesley:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Notes to Consolidated Financial Statements

Revenue Recognition, page 54

1. We note that for certain multiple-element arrangements, all revenue is recognized ratably over the contract period if you are unable to establish VSOE for periodic

unspecified updates or technical support and revenue under the entire arrangement is recognized under the percentage-of-completion method if services include significant enhancements, customizations or modifications that are essential to the bundled software. For these types of arrangements, describe your allocation methodology used to present revenues between the separate line items on the face of the consolidated statements of operations pursuant to the guidance in Rule 5-03 of Regulation S-X. Explain why your basis for allocating revenue for presentation purposes is reasonably grounded. Revise future filings to clearly disclose your methodology. Also consider quantifying the amount of revenue allocated between the line items using this methodology.

2.   In your discussion of the policy for professional services revenue on page 56, you indicate that you use the percentage of completion method to recognize revenue when consulting service arrangements include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software. Your disclosure further indicates that for these types of arrangements, "revenue to be recognized after applying the residual method is allocated to new software license revenue based upon the relative list price of each product, and to professional services revenue based upon the VSOE of fair value of the professional services, respectively." Please clarify your revenue recognition policy and your allocation methodology for presentation purposes for these consulting services arrangements that include significant modifications that are essential to the functionality of the bundled software. Revise future filings, accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief